Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless the context otherwise requires or indicates, references to “we,” “us,” “our,” “IGI,” the “Group,” and the “Company” refer to International General Insurance Holdings Ltd., a Bermuda exempted company, and its consolidated subsidiaries. This “Management’s Discussion and Analysis of Financial Condition and Results of Operations” should be read in conjunction with the audited and unaudited consolidated financial statements of the Company. The financial information contained herein is taken or derived from such consolidated financial statements, unless otherwise indicated. The following discussion contains forward-looking statements. Our actual results could differ materially from those that are discussed in these forward-looking statements.

Introduction

We are a highly-rated global provider of specialty insurance and reinsurance solutions in over 200 countries and territories. We underwrite a diversified portfolio of specialty risks including energy, property, construction and engineering, contingency, ports and terminals, general aviation, political violence, professional lines (non-U.S.), financial institutions, marine and treaty reinsurance. Our size affords us the ability to be nimble and seek out profitable niches that can generate attractive underwriting results. Our underwriting focus is supported by exceptional service to our clients and brokers. Founded in 2001, we have prudently grown our business with a focus on underwriting profitability and risk-adjusted shareholder returns.

Our primary objective is to underwrite profitable specialty products that maximize return on equity subject to prudent risk constraints on the amount of capital we expose to any single event. We follow a careful and disciplined underwriting strategy with a focus on individually underwritten specialty risks through in-depth assessment of the underlying exposure. We use data analytics and modern technology to offer our clients flexible products and customized and granular pricing. We manage our risks through a variety of means, including contract terms, portfolio selection and underwriting and geographic diversification. Our underwriting strategy is supplemented by a comprehensive risk transfer program with reinsurance coverage from highly-rated reinsurers that we believe lowers our volatility of earnings and provides appropriate levels of protection in the event of a major loss event.

We conduct our worldwide operations through three reportable segments under IFRS segment reporting: specialty long-tail, specialty short-tail and reinsurance. Our specialty long-tail segment includes (1) our professional lines (non-U.S.) business, which includes our professional indemnity, directors and officers, legal expenses, intellectual property and other casualty lines of business, (2) our financial institutions line of business, (3) our marine liability line of business and (4) our inherent defects insurance line of business. Our specialty short-tail segment includes our energy (upstream, downstream and renewable), property, construction and engineering, political violence, ports and terminals, general aviation, contingency and marine cargo lines of business. Our reinsurance segment includes our inward reinsurance treaty business.

In addition, we have a corporate function (“Corporate”) which includes the activities of our parent company and certain functions, including investment management. Corporate includes investment income on a managed basis and other non-segment expenses, predominantly general and administrative, stock compensation, finance and transaction expenses. Corporate also includes the activities of certain key executives such as the Chief Executive Officer and Chief Financial Officer. Our corporate expenses and investment results are presented separately within the corporate segment section.

Description of Certain Income Statement Line Items

The definition and method of calculation of certain line items from IGI’s consolidated income statement are provided below:

Gross written premiums

Gross written premiums comprise the total premiums receivable for the whole period of cover provided by contracts entered into during the accounting period. They are recognized on the date on which the policy commences. Premiums include any adjustments arising in the accounting period for premiums receivable in respect of business written in prior accounting periods. Rebates that form part of the premium rate, such as no-claim rebates, are deducted from the gross premium; others are recognized as an expense. Premiums also include estimates for pipeline premiums, representing amounts due on business written but not yet notified. We generally estimate the pipeline premium based on management’s judgment and prior experience.

Reinsurers’ share of insurance premiums

Reinsurers’ share of insurance premiums comprise the total premiums payable for the reinsurance cover provided by retrocession contracts entered into during the year and are recognized on the date on which the policy incepts. Premiums include any adjustments arising in the accounting period in respect of reinsurance contracts incepting in prior accounting periods.

Net change in unearned premiums

Unearned premiums related to gross written premiums constitutes the proportion of premiums written in a year that relate to periods of risk after the reporting date. Unearned premiums are calculated on a pro rata basis. The proportion attributable to subsequent periods is deferred as a provision for unearned premiums.

Unearned reinsurance premiums related to reinsurers’ share of insurance premiums constitutes the proportion of premiums written in a year that relate to periods of risk after the reporting date. Unearned reinsurance premiums are deferred over the term of the underlying direct insurance policies for risk-attaching contracts and over the term of the reinsurance contract for losses-occurring contracts.

Net claims and claim adjustment expenses

Claims, comprising amounts payable to contract holders and third parties and related loss adjustment expenses, net of salvage and other recoveries, are charged to income as incurred. Claims comprise the estimated amounts payable, in respect of claims reported to us and those not reported at the consolidated statement of financial position date.

We generally estimate our claims based on appointed loss adjusters or leading underwriters’ recommendations. In addition, a provision based on management’s judgment and our prior experience is maintained for the cost of settling claims incurred but not reported at the consolidated statement of financial position date.

Net claims and claim adjustment expenses constitutes claims and claim adjustments expenses net of reinsurers’ share of claims.

Net policy acquisition expenses

Policy acquisition costs and commissions earned represent commissions paid and received in relation to the acquisition and renewal of insurance and retrocession contracts which are deferred and expensed over the same period over which the corresponding premiums are recognized in accordance with the earning pattern of the underlying contract.

Total investment income, net

Net investment income is principally comprised of income from interest, dividends, gains and losses from investments in properties, expected credit losses on investments and investment custodian fees and other investment expenses. For purposes of this discussion, “total investment income, net” reflects the sum of net investment income and share of profit or loss from associates, calculated net of (1) net realized gains (losses) on investments, (2) realized gains (losses) on investment properties, (3) unrealized gains (losses) on investments, (4) fair value gains (losses) on investment properties, (5) expected credit losses on investments, and (6) share of profit (loss) from associates.

Realized gains (losses) on investments

Realized gains and losses on investments is comprised of realized gains and losses on the sale of bonds at fair value through other comprehensive income and realized gains and losses on the sale of equities at fair value through profit and loss account.

Realized gains (losses) on investment properties

Net realized gains and losses on investments is comprised of realized gains and losses on the sale of investment properties.

Unrealized gains (losses) on investments

Unrealized gains (losses) on investments includes unrealized losses on the revaluation of financial assets at fair value through profit and loss account.

Fair value gains (losses) on investment properties

Fair value gains (losses) on investment properties includes the revaluation gains and losses of investment properties.

Expected credit losses on investments

Expected credit losses on investments include an allowance for expected credit losses (ECLs) for debt instruments not held at fair value through profit or loss.

General and administrative expenses

General and administrative expenses is comprised of human resources expenses, business promotion, travel and entertainment expenses, statutory, advisory and rating expenses, information technology and software expenses, office operation expenses, depreciation and amortization, bank charges and board of directors’ expenses.

Other income (expenses)

Other income (expenses) includes the sum of (1) other revenues, (2) other expenses and (3) impairment loss on insurance receivables.

Change in fair value of derivative financial liability

The Group’s warrants constitute derivative liabilities under IFRS which must be recorded at fair value with subsequent changes in fair value recorded in the consolidated statement of income at the end of each reporting period.

Gain (loss) on foreign exchange

Gain (loss) on foreign exchange represents gains and/or losses incurred as a result of foreign currency transactions.

Income tax

Income tax reflects (1) income tax payable by IGI Labuan in accordance with the Labuan Business Activities Tax Act 1990, (2) tax payable by IGI Casablanca pursuant to the Casablanca Finance City Tax Code, (3) corporate tax payable by IGI UK and North Star Underwriting Limited in accordance with UK tax law and (4) corporate tax payable by International General Insurance Company (Europe) S.E. in accordance with Malta income tax law. International General Insurance Co. Ltd. (IGI Bermuda) is a tax-exempt company. IGI Holdings (a DIFC-registered company) and IGI Dubai are not subject to income tax in accordance with UAE tax law, and IGI Underwriting is a tax-exempt company in Jordan.

Non-IFRS Financial Measures

In presenting our results, management has included and discussed certain non-IFRS financial measures. We believe that these non-IFRS measures, which may be defined and calculated differently by other companies, explain and enhance investor understanding of our results of operations. However, these measures should not be viewed as a substitute for those determined in accordance with IFRS.

Tangible book value per diluted common share plus accumulated dividends

In addition to presenting book value per common share determined in accordance with IFRS, we believe that the key financial indicator for evaluating our performance and measuring the overall growth in value generated for shareholders is “book value per diluted common share plus accumulated dividends,” a non-IFRS financial measure.

The following table presents reconciliations of “book value per common share” to “tangible book value per common share plus accumulated dividends.”

	June 30, 2022
($) in millions, except per share data	Equity Amount	Common Shares Outstanding	Per Share Amount
Book value per common share	$393.9	45.6	$8.64
Non-IFRS adjustments:
Intangible assets	$(4.0)		$(0.09)
Tangible book value per share	389.9		8.55
Accumulated dividends	135.8		2.98
Tangible book value per common share plus accumulated dividends			$11.53

	June 30, 2021
($) in millions, except per share data	Equity Amount	Common Shares Outstanding	Per Share Amount
Book value per common share	$390.2	45.5	$8.58
Non-IFRS adjustments:
Intangible assets	$(5.5)		$(0.12)
Tangible book value per share	384.7		8.46
Accumulated dividends	118.2		2.60
Tangible book value per common share plus accumulated dividends			$11.06

Core operating income

“Core operating income” measures the performance of our operations without the influence of after-tax gains or losses on investments and foreign currencies and other items as noted in the table below. We exclude these items from our calculation of core operating income because the amount of these gains and losses is heavily influenced by, and fluctuates in part according to, economic and other factors external to the Company and/or transactions or events that are typically not a recurring part of, and are largely independent of, our core underwriting activities and including them distorts the analysis of trends in our operations. We believe the reporting of core operating income enhances an understanding of our results by highlighting the underlying profitability of our core insurance operations. Our underwriting profitability is impacted by earned premium growth, the adequacy of pricing, and the frequency and severity of losses. Over time, such profitability is also influenced by underwriting discipline, which seeks to manage the Company’s exposure to loss through favorable risk selection and diversification, IGI’s management of claims, the use of reinsurance and the ability to manage the expense ratio, which the Company accomplishes through the management of acquisition costs and other underwriting expenses.

In addition to presenting profit for the period determined in accordance with IFRS, we believe that showing “core operating income” provides investors with a valuable measure of profitability and enables investors, rating agencies and other users of our financial information to more easily analyze the Company’s results in a manner similar to how management analyzes the Company’s underlying business performance.

Core operating income is calculated by the addition or subtraction of certain income statement line items from profit for the period, the most directly comparable IFRS financial measure, as illustrated in the table below.

Return on average equity and core operating return on average equity, which are both non-IFRS financial measures, represent the returns generated on common shareholders’ equity during the period. Our objective is to generate superior returns on capital that appropriately reward shareholders for the risks assumed.

	Six months ended June 30,
	2022	2021
	($) in millions
Profit for the period	$41.3	$18.5
Non-IFRS adjustments:
Realized gains on investments (tax adjusted)(1)	-	(0.2)
Expected credit losses on investments (tax adjusted)(1)	0.7	-
Unrealized loss (gain) on investments (tax adjusted)(1)	3.2	(2.0)
Fair value loss on investment properties	0.5	0.8
Fair value gain on investment properties held through associates(2)	-	(0.3)
Change in fair value of derivative financial liability	(3.6)	3.8
Loss on foreign exchange (tax adjusted) (1)	11.2	2.9
Core operating income	$53.3	$23.5
Average shareholders’ equity(3)	397.9	385.6
Return on average equity (annualized)(3)	20.8%	9.6%
Core operating return on average equity (annualized)(5)	26.8%	12.2%
Basic and diluted core operating earnings per share(6)	$1.08	$0.48
Basic and diluted earnings per share attributable to equity holders(7)	$0.84	$0.38

(1)	Adjusted for the related tax impact.
(2)	Fair value gain on investment properties held through associates has been excluded from core operating income for the six months ended June 30, 2022. Accordingly, the presentation of core operating income for the six months ended June 30, 2021 also excludes fair value gain on investment properties held through associates in order to facilitate a comparison.
(3)	Average shareholders’ equity as of any date equals the shareholders’ equity at such date, plus the shareholders’ equity as of the same date of the prior year, divided by 2.
(4)	Represents profit for the period (annualized) divided by average shareholders’ equity.
(5)	Represents core operating income for the period (annualized) divided by average shareholders’ equity.
(6)	Represents core operating income attributable to vested common shares divided by weighted average number of shares – basic and diluted as follows:

	Six months ended June 30,
($) in millions, except per share information	2022	2021
Core operating income for the period attributable to equity holders	$53.3	$23.5
Minus: core operating income attributable to earn out shares	3.3	1.4
Minus: core operating income attributable to restricted share awards subject to vesting	0.7	0.2
Core operating income for the period attributable to vested equity holders (a)	$49.3	$21.9
Weighted average number of shares – basic and diluted (in millions of shares) (b)	45.6	45.5
Basic and diluted core operating earnings per share (a/b)	$1.08	$0.48

(7)	Represents profit for the period attributable to vested common shares divided by the weighted average number of shares – basic and diluted calculated as follows:

	Six months ended June 30,
($) in millions, except per share information	2022	2021

Profit for the period attributable to equity holders	$41.3	$18.5
Minus: earnings attributable to earn out shares subject to vesting	2.5	1.1
Minus: earnings attributable to restricted shares awards subject to vesting	0.6	0.2
Profit for the period attributable to common shareholders (a)	$38.2	$17.2
Weighted average number of shares – basic and diluted (in millions of shares) (b)	45.6	45.5
Basic and diluted earnings per share (a/b)	$0.84	$0.38

Results of Operations

The following section reviews IGI’s results of operations during the six months ended June 30, 2022 and 2021. The discussion includes presentations of IGI’s results on a consolidated basis and on a segment-by-segment basis.

Results of Operations — Consolidated

The following table summarizes IGI’s consolidated income statement for the periods indicated:

	Six months ended June 30,
	2022	2021
	($) in millions
Gross written premiums	$304.4	$266.8
Reinsurers’ share of insurance premiums	(97.4)	(80.1)
Net written premiums	$207.0	$186.7
Net change in unearned premiums	(24.0)	(18.9)
Net premiums earned	$183.0	$167.8
Net claims and claim adjustment expenses(1)	(67.0)	(89.8)
Net policy acquisition expenses	(34.3)	(29.4)
Net underwriting results	$81.7	$48.6
Total investment income, net(2)	8.5	7.9
Realized gains on investments	-	0.2
Unrealized (loss) gain on investments	(3.1)	2.1
Fair value losses on investment properties	(0.5)	(0.8)
Expected credit losses on investments	(0.7)	-
Share of profit from associates	-	0.3
General and administrative expenses	(33.3)	(29.3)
Other expenses, net(3)	(2.2)	(1.6)
Change in fair value of derivative financial liability	3.6	(3.8)
Loss on foreign exchange	(12.7)	(3.2)
Profit before tax	$41.3	$20.4
Income tax	-	(1.9)
Profit for the period	$41.3	$18.5
Basic and diluted earnings per share	0.84	0.38

(1)	Net claims and claim adjustment expenses represents claims occurring during the period, adjusted either upward or downward based on the prior period’s adverse (or favorable) development in claims, as follows:

	Six months ended June 30,
	2022	2021
	($) in millions
Claims occurring during the current period	90.1	93.1
Prior years favorable development	(23.1)	(3.3)
Net claims and claim adjustment expenses for current year	67.0	89.8

See “Management’s Discussion and Analysis of Financial Condition and Results of Operation — Reserves — Reserving Results & Development” for a discussion of the claims development in each of these periods.

(2)	The breakdown of total investment income, net is as follows:

	Six months ended June 30,
	2022	2021
	($) in millions
Net investment income	$4.2	$9.4
Plus Share of profit from associates	-	0.3
Total investment income	4.2	9.7
Minus Realized gains on investments	-	0.2
Minus Unrealized (loss) gains on investments	(3.1)	2.1
Minus Fair value loss on investment properties	(0.5)	(0.8)
Minus Expected credit losses on investments	(0.7)	-
Minus Share of profit from associates	-	0.3
Total investment income, net	$8.5	$7.9

(3)	The breakdown of other expenses, net is as follows:

	Six months ended June 30,
	2022	2021
	($) in millions
Other revenues	1.2	1.0
Other expenses	(1.3)	(1.5)
Impairment loss on insurance receivables	(2.1)	(1.1)
Other expenses, net	$(2.2)	$(1.6)

Six months ended June 30, 2022 compared to six months ended June 30, 2021 (Consolidated)

Gross written premiums

Gross written premiums increased 14.1% from $266.8 million in the six months ended June 30, 2021 to $304.4 million in the six months ended June 30, 2022. This was primarily due to 19.7% growth (or $29.8 million) in the specialty short-tail segment, 39.0% growth (or $5.7 million) in the reinsurance segment, and 2.1% growth (or $2.1 million) in the specialty long-tail segment. The increase in gross written premiums was the result of new business generated across all segments and most of our business lines, as well as rate increases on existing business in all segments.

Reinsurers’ share of insurance premiums

Reinsurers’ share of insurance premiums increased 21.6% from $80.1 million in the six months ended June 30, 2021 to $97.4 million in the six months ended June 30, 2022. The increase in reinsurers’ share of insurance premiums was mainly due to a 56.1% increase in facultative reinsurance purchases within the specialty short-tail segment.

Net change in unearned premiums

Net change in unearned premiums increased 27.0% from $18.9 million in the six months ended June 30, 2021 to $24.0 million in the six months ended June 30, 2022. The increase in net change in unearned premiums was mainly due to the increase in net written premiums across all segments.

Net premiums earned

As a result of the foregoing, net premiums earned increased 9.1% from $167.8 million in the six months ended June 30, 2021 to $183.0 million in the six months ended June 30, 2022. This was primarily due to the increase in net written premiums.

Net claims and claim adjustment expenses

Gross claims and claim adjustment expenses decreased 2.8% from $102.7 million in the six months ended June 30, 2021 to $99.8 million in the six months ended June 30, 2022, and reinsurers’ share of claims increased 154.3% from $12.9 million in the six months ended June 30, 2021 to $32.8 million in the six months ended June 30, 2022. As a result, net claims and claim adjustment expenses decreased 25.4% from $89.8 million in the six months ended June 30, 2021 to $67.0 million in the six months ended June 30, 2022. This was primarily due to the increase in the favorable development on loss reserves from prior accident years in the six months ended June 30, 2022 compared to the six months ended June 30, 2021 coupled with the favorable foreign currency revaluation impact on net outstanding claims denominated in Pound Sterling and Euro as a result of the strengthening of the U.S. Dollar during the six months ended June 30, 2022.

IGI’s overall net claims and claim expense ratio decreased by 16.9 percentage points from 53.5% for the six months ended June 30, 2021 to 36.6% for the six months ended June 30, 2022. This decrease was primarily driven by the increase in favorable development on loss reserves from prior accident years which was $23.1 million or 12.6 points for the six months ended June 30, 2022, compared to favorable development of $3.3 million or 2.0 points for the six months ended June 30, 2021. The net claims and claim expense ratio excluding the impact of the favorable development on loss reserves from the prior accident year would have been 49.2% during the six months ended June 30, 2022 compared to 55.5% during the six months ended June 30, 2021.

The tables below outline incurred losses on catastrophe events in the six months ended June 30, 2022 and 2021.

	For the six months ended June 30, 2022
($) in millions	Gross Incurred Amount	Net Incurred Amount
Catastrophe Event
Flooding in Australia	$0.4	$0.4
Flooding in Kuwait	0.3	0.3
Other	0.7	0.6
Provided during the year related to prior accident years	23.3	14.4
Total	$24.7	$15.7

	For the six months ended June 30, 2021
($) in millions	Gross Incurred Amount	Net Incurred Amount
Catastrophe Event
Windstorm URI	$0.1	$0.1
Other	0.4	0.4
Provided during the year related to prior accident years	15.1	12.4
Total	$15.6	$12.9

Net policy acquisition expenses

Net policy acquisition expenses increased 16.7% from $29.4 million in the six months ended June 30, 2021 to $34.3 million in the six months ended June 30, 2022. The policy acquisition expense ratio for the six months ended June 30, 2021 was 17.5% compared to 18.7% for the six months ended June 30, 2022. Realized foreign exchange losses of $2.3 million were recorded upon settlement of non-U.S. Dollar outstanding receivables during the first half of 2022 compared to $2.6 million of gain in the first half of 2021. Excluding the impact of realized foreign exchange gains and losses in the first half of 2022 and 2021, the policy acquisition expense ratio would have been 17.5% compared to 19.1% in the same period of the previous year which was due to improved market conditions coupled with better negotiated commissions.

Net underwriting results

As a result of the foregoing, net underwriting results increased 68.1% from $48.6 million in the six months ended June 30, 2021 to $81.7 million in the six months ended June 30, 2022.

Total investment income, net

Total investment income, net increased 7.6% from $7.9 million in the six months ended June 30, 2021 to $8.5 million in the six months ended June 30, 2022. This was primarily due to a $0.5 million increase in interest income which was primarily driven by a greater amount of funds invested in fixed income securities.

Realized gains on investments

Realized gains on investments decreased from $0.2 million in the six months ended June 30, 2021 to nil in the six months ended June 30, 2022. The realized gain for the six months ended June 30, 2021 included a realized gain of $0.5 million on the disposal of equity securities, offset by a $0.3 million loss on maturity and call of fixed income bonds.

Unrealized (losses) gains on investments and Fair value losses on investment properties

Unrealized (losses) gains on investments and fair value losses on investment properties reflects a net loss of $3.6 million in the six months ended June 30, 2022 compared to a net gain of $1.3 million in the six months ended June 30, 2021. This charge was primarily due to a mark to market revaluation loss of $3.1 million recorded on financial assets at fair value through profit and loss during the six months ended June 30, 2022 compared to a $2.1 million unrealized gain in the six months ended June 30, 2021.

Fair value losses on investment properties decreased from a loss of $0.8 million recorded in the six months ended June 30, 2021 to a fair value loss of $0.5 million in the six months ended June 30, 2022. This was primarily due to the loss booked from a 2.6% negative adjustment in the fair value of commercial buildings in 2022 compared to a 4.5% negative adjustment in 2021 in line with the overall correction seen in the Jordanian commercial real estate market post-pandemic.

Expected credit losses on investments

Expected credit losses on investments increased from nil in the six months ended June 30, 2021 to $0.7 million in the six months ended June 30, 2022 primarily due to the impairment provision taken for the decline in fair value of a bond in our portfolio as a result of the economic sanctions imposed on Russia related to the invasion of Ukraine.

Share of profit from associates

Share of profit from associates decreased from a profit of $0.3 million in the six months ended June 30, 2021 to nil in the six months ended June 30, 2022.

General and administrative expenses

General and administrative expenses increased by 13.7% from $29.3 million in the six months ended June 30, 2021 to $33.3 million in the six months ended June 30, 2022. This was primarily caused by increased employee-related costs, specifically higher salary costs due to new hires, an increase in business travel as global COVID-19 travel restrictions were lifted, and investment in technology infrastructure to support the Company’s growth.

Other expenses, net

Other expenses, net increased from expense of $1.6 million in the six months ended June 30, 2021 to expense of $2.2 million in the six months ended June 30, 2022. This increase was mainly due to booking an impairment loss on insurance receivables of $2.1 million in the six months ended June 30, 2022 compared to the impairment loss on insurance receivables of $1.1 million in the six months ended June 30, 2021.

Loss on foreign exchange

Loss on foreign exchange amounted to $12.7 million in the six months ended June 30, 2022 compared to a loss of $3.2 million in the six months ended June 30, 2021. The six months ended June 30, 2022 saw a greater degree of negative currency movement in the Company’s major transactional currencies, primarily the Pound Sterling and the Euro, against the U.S. Dollar.

Change in fair value of derivative financial liability

Change in fair value of derivative financial liability increased from a loss of $3.8 million in the six months ended June 30, 2021 to a gain of $3.6 million in the six months ended June 30, 2022 due to the decrease in the value of the Company’s warrants.

Profit for the period

As a result of the foregoing, the profit after tax for the period increased from $18.5 million in the six months ended June 30, 2021 to $41.3 million in the six months ended June 30, 2022. The increase in profit primarily resulted from the increase in the Company’s net underwriting results by $33.1 million. This was offset by the increase in the loss on foreign exchange and general and administrative expenses of $9.5 million and $4.0 million, respectively, during the six months ended June 30, 2022 as compared to the six months ended June 30, 2021.

Results of Operations — Specialty Long-tail Segment

The following table summarizes the results of operations of IGI’s specialty long-tail segment for the periods indicated:

	Six months ended June 30,
	2022	2021
	($) in millions
Gross written premiums	$103.4	$101.3
Reinsurers’ share of insurance premiums	(28.1)	(26.9)
Net written premiums	$75.3	$74.4
Net change in unearned premiums	6.3	8.3
Net premiums earned	$81.6	$82.7
Net claims and claim adjustment expenses	(27.4)	(46.2)
Net policy acquisition expenses	(16.9)	(14.0)
Net underwriting results	$37.3	$22.5

Claims & claim expense ratio	33.6%	55.8%
Policy acquisition expenses ratio	20.7%	16.9%

Gross written premiums

Gross written premiums in the specialty long-tail segment increased 2.1% from $101.3 million in the six months ended June 30, 2021 to $103.4 million in the six months ended June 30, 2022. The professional and marine liability lines of business contributed to the growth in gross written premiums. The increase was primarily due to the positive rate movement of approximately 13.8% in renewed business in our professional lines of business. In particular, the Company’s legal expenses, directors and officers, and professional indemnity product lines experienced growth of $2.1 million (29.5%), $0.9 million (8.6%) and $0.7 million (1.2%), respectively, in the six months ended June 30, 2022 as compared to the six months ended June 30, 2021. The marine liability line of business also experienced positive rate movement of 14.3% during the six months ended June 30, 2022, which contributed to the total increase in gross written premiums. On the other hand, gross written premiums in the financial institutions line of business decreased due to the Company’s refusal to accept negative rate adjustments on some of its renewal accounts and exiting the surety bonds sub-class since June 2021. Further, gross written premiums in the inherent defects insurance line also decreased due to reduced opportunities available in accessing mid-term projects and the imposition of tighter underwriting guidelines.

Reinsurers’ share of insurance premiums

Reinsurers’ share of insurance premiums in the specialty long-tail segment increased from an expense of $26.9 million in the six months ended June 30, 2021 to an expense of $28.1 million in the six months ended June 30, 2022. The increase was primarily due to the increase in quota share premiums under professional lines by $1.5 million on a comparative basis in line with growth in gross written premiums.

Net change in unearned premiums

Net change in unearned premiums in the specialty long-tail segment decreased by 24.1% from income of $8.3 million in the six months ended June 30, 2021 to income of $6.3 million in the six months ended June 30, 2022. The decrease in the unearned premiums charge within the long-tail segment was primarily driven by the professional lines of business, which contributed to a majority of the unearned premiums release during the six months ended June 30, 2022 in respect of policies incepting in prior years and to a lesser extent in the financial institutions line of business corresponding to the decrease in net written premiums.

Net premiums earned

As a result of the foregoing, net premiums earned in the specialty long-tail segment decreased 1.3% from $82.7 million in the six months ended June 30, 2021 to $81.6 million in the six months ended June 30, 2022.

Net claims and claim adjustment expenses

Net claims and claim adjustment expenses in the specialty long-tail segment decreased by 40.7% from $46.2 million in the six months ended June 30, 2021 to $27.4 million in the six months ended June 30, 2022. This was primarily due to a net favorable development of loss reserves in prior periods, particularly in the professional indemnity, directors and officers, and financial institutions subclasses, coupled with the currency devaluation impact on loss reserves denominated in Pound Sterling, which was partially offset by a net unfavorable development of prior years’ loss reserves in the inherent defects insurance and marine liability lines of business.

The net claims and claim expense ratios in the professional lines of business were 56.3% and 35.7% in the six months ended June 30, 2021 and 2022, respectively. During the six months ended June 30, 2022, the decrease in the ratio from 56.3% to 35.7% was mainly driven by a higher net favorable development in the prior years’ loss reserves particularly within the professional indemnity and directors and officers subclasses compared to the six months ended June 30, 2021.

The net claims and claim expense ratios in the financial institutions line of business were 46.3% and 6.7% in the six months ended June 30, 2021 and 2022, respectively. During the six months ended June 30, 2022, the decrease in the ratio from 46.3% to 6.7% was mainly driven by a higher net favorable development in the prior years’ loss reserves compared to the six months ended June 30, 2021.

The net claims and claim expense ratios in the marine liability line of business were 42.1% and 100.8% in the six months ended June 30, 2021 and 2022, respectively. During the six months ended June 30, 2022, the increase in the ratio from 42.1% to 100.8% was mainly driven by a net unfavorable development in the prior years’ loss reserves compared to a net favorable development in the prior years’ loss reserves in the six months ended June 30, 2021.

The net claims and claim expense ratios in the inherent defects insurance line of business were 293.8% and 109.8% in the six months ended June 30, 2021 and 2022, respectively. During the six months ended June 30, 2022, the decrease in the ratio from 293.8% to 109.8% was primarily driven by a higher net premiums earned compared to the six months ended June 30, 2021.

Net policy acquisition expenses

Net policy acquisition expenses in the specialty long-tail segment increased by 20.7% from $14.0 million in the six months ended June 30, 2021 to $16.9 million in the six months ended June 30, 2022. The net policy acquisition expense ratio for the six months ended June 30, 2022 was 20.7% compared to 16.9% for the six months ended June 30, 2021.

Results of Operations — Specialty Short-tail Segment

The following table summarizes the results of operations of IGI’s specialty short-tail segment for the periods indicated:

	Six months ended June 30,
	2022	2021
	($) in millions
Gross written premiums	$180.7	$150.9
Reinsurers’ share of insurance premiums	(69.3)	(53.2)
Net written premiums	$111.4	$97.7
Change in unearned premiums	(24.4)	(23.9)
Net premiums earned	$87.0	$73.8
Net claims and claim adjustment expenses	(31.2)	(36.7)
Net policy acquisition expenses	(14.7)	(13.6)
Net underwriting results	$41.1	$23.5

Claims & claim expense ratio	35.8%	49.7%
Net policy acquisition expenses ratio	16.9%	18.4%

Gross written premiums

Gross written premiums in the specialty short-tail segment increased by 19.7% from $150.9 million in the six months ended June 30, 2021 to $180.7 million in the six months ended June 30, 2022. Each of our lines of business in this segment, other than the ports and terminals line, contributed to growth in the segment’s gross written premiums during the six months ended June 30, 2022 as compared to the six months ended June 30, 2021. The increase in gross written premiums was principally due to the following:

●	Gross written premiums in the energy line of business increased by 13.3% from $62.3 million in the six months ended June 30, 2021 to $70.6 million in the six months ended June 30, 2022. This increase was primarily due to the positive rate movements in the upstream and downstream lines of business of 3.1% and 1.1%, respectively, and growth in new business in the six months ended June 30, 2022 as compared to the six months ended June 30, 2021.

●	Gross written premiums in the property line of business increased by 28.8% from $39.3 million in the six months ended June 30, 2021 to $50.6 million in the six months ended June 30, 2022. This was primarily due to the positive rate movements of 7.2% and growth in new business in the six months ended June 30, 2022 compared to the six months ended June 30, 2021.

●	Gross written premiums in the construction and engineering line of business increased by 0.6% from $16.6 million in the six months ended June 30, 2021 to $16.7 million in the six months ended June 30, 2022.

●	Gross written premiums in the political violence line of business increased by 17.8% from $4.5 million in the six months ended June 30, 2021 to $5.3 million in the six months ended June 30, 2022. This was primarily due to the increase in new business by $1.2 million during the six months ended June 30, 2022 compared to the six months ended June 30, 2021.

●	Gross written premiums in the ports and terminals line of business decreased by 4.6% from $15.1 million in the six months ended June 30, 2021 to $14.4 million in the six months ended June 30, 2022. This was primarily due to the decrease in new business by $0.6 million during the six months ended June 30, 2022 compared to the six months ended June 30, 2021.

●	Gross written premiums in the general aviation line of business increased by 19.4% from $10.3 million in the six months ended June 30, 2021 to $12.3 million in the six months ended June 30, 2022. This was primarily due to the increase in new business by $1.2 million during the six months ended June 30, 2022 compared to the six months ended June 30, 2021.

Reinsurers’ share of insurance premiums

Reinsurance premiums ceded in the specialty short-tail segment increased by 30.3% from $53.2 million in the six months ended June 30, 2021 to $69.3 million in the six months ended June 30, 2022. This increase was primarily due to (i) an increase in facultative reinsurance purchases under the energy and property lines of business, (ii) an increase in non-proportional reinsurance purchases under the property and engineering lines of business, and (iii) a decrease in the quota share premiums under the energy, property and engineering lines of business due to the discontinuation of quota share cession from 7.5% to nil as of July 1, 2021.

Net change in unearned premiums

Net change in unearned premiums increased from a change of $23.9 million in the six months ended June 30, 2021 to a change of $24.4 million in the six months ended June 30, 2022. This increase was due to a higher unearned premium charge on new policies incepting in the current period coupled with the non-renewal of quota share treaties in the energy, property and engineering lines of business.

Net premiums earned

As a result of the foregoing, net premiums earned in the specialty short-tail segment increased by 17.9% from $73.8 million in the six months ended June 30, 2021 to $87.0 million in the six months ended June 30, 2022.

Net claims and claim adjustment expenses

Net claims and claim adjustment expenses in the specialty short-tail segment decreased by 15.5% from $36.7 million in the six months ended June 30, 2021 to $31.2 million in the six months ended June 30, 2022. This was primarily due to a net favorable development of loss reserves in prior periods, particularly in the energy, ports and terminals, and contingency lines of business, coupled with the currency devaluation impact on loss reserves denominated in Euro, which was partially offset by a net unfavorable development of prior years’ loss reserves in the marine cargo and political violence lines of business.

IGI’s overall net claims and claim expense ratio for the specialty short-tail segment decreased by 13.9 percentage points to 35.8% for the six months ended June 30, 2022 as compared to 49.7% during the six months ended June 30, 2021.

The net claims and claim expense ratios in the energy line of business were 51.8% and 30.1% in the six months ended June 30, 2021 and 2022, respectively. During the six months ended June 30, 2022, the decrease in the ratio from 51.8% to 30.1% was mainly driven by a net favorable development in the prior years’ loss reserves particularly within the downstream energy subclass compared to a net unfavorable development in the prior years’ loss reserves during the six months ended June 30, 2021.

The net claims and claim expense ratios in the property line of business were 16.2% and 41.7% in the six months ended June 30, 2021 and 2022, respectively. During the six months ended June 30, 2022, the increase in the ratio from 16.2% to 41.7% was primarily driven by a lower net favorable development in the prior years’ loss reserves compared to the six months ended June 30, 2021.

The net claims and claim expense ratios in the construction and engineering line of business were 138.8% and 43.7% in the six months ended June 30, 2021 and 2022, respectively. During the six months ended June 30, 2022, the decrease in the ratio from 138.8% to 43.7% was primarily driven by the increase in outstanding recoveries compared to the six months ended June 30, 2021 as the latter recorded a reduction in outstanding recoveries for a 2018 accident year claim under the engineering class due to resolution of outward reinsurance matters under arbitration.

The net claims and claim expense ratios in the political violence line of business were 13.5% and 42.1% in the six months ended June 30, 2021 and 2022, respectively. During the six months ended June 30, 2022, the increase in the ratio from 13.5% to 42.1% was primarily driven by a net unfavorable development in the prior years’ loss reserves compared to a net favorable development in the prior years’ loss reserves during the six months ended June 30, 2021.

The net claims and claim expense ratios in the ports and terminals line of business were 45.0% and 37.4% in the six months ended June 30, 2021 and 2022, respectively. During the six months ended June 30, 2022, the decrease in the ratio from 45.0% to 37.4% was mainly driven by a higher net favorable development in the prior years’ loss reserves compared to the six months ended June 30, 2021.

The net claims and claim expense ratios in the general aviation line of business were 46.0% and 36.6% in the six months ended June 30, 2021 and 2022, respectively. During the six months ended June 30, 2022, the decrease in the ratio from 46.0% to 36.6% was primarily driven by a net favorable development in the prior years’ loss reserves compared to a net unfavorable development in the prior years’ loss reserves during the six months ended June 30, 2021..

The net claims and claim expense ratios in the marine cargo line of business were 33.9% and 48.3% in the six months ended June 30, 2021 and 2022, respectively. During the six months ended June 30, 2022, the increase in the ratio from 33.9% to 48.3% was primarily driven by a net unfavorable development in the prior years’ loss reserves compared to a net favorable development in the prior years’ loss reserves during the six months ended June 30, 2021.

Policy acquisition expenses

Policy acquisition expenses in the specialty short-tail segment increased by 8.1% from $13.6 million in the six months ended June 30, 2021 to $14.7 million in the six months ended June 30, 2022. The policy acquisition expense ratio for the six months ended June 30, 2022 was 16.9% compared to 18.4% in the six months ended June 30, 2021.

Results of Operations — Reinsurance Segment

The following table summarizes the results of operations of IGI’s reinsurance segment for the periods indicated:

	Six months ended June 30,
	2022	2021
	($) in millions
Gross written premiums	$20.3	$14.6
Reinsurers’ share of insurance premiums	—	—
Net written premiums	$20.3	$14.6
Change in unearned premiums	(5.9)	(3.3)
Net premiums earned	$14.4	$11.3
Net claims and claim adjustment expenses	(8.4)	(6.9)
Net policy acquisition expenses	(2.7)	(1.8)
Net underwriting results	$3.3	$2.6

Claims & claim expense ratio	58.3%	61.1%
Policy acquisition expenses ratio	18.8%	15.9%

Gross written premiums

Gross written premiums in the reinsurance segment increased 39.0% from $14.6 million in the six months ended June 30, 2021 to $20.3 million in the six months ended June 30, 2022. This increase was primarily due to the positive rate movements of 5.3% and growth in new business by $3.1 million in the six months ended June 30, 2022 as compared to the six months ended June 30, 2021.

Net change in unearned premiums

Net change in unearned premiums in the reinsurance segment increased from $3.3 million in the six months ended June 30, 2021 to $5.9 million in the six months ended June 30, 2022. The increase was in line with the growth in net written premiums.

Net premiums earned

As a result of the foregoing, net premiums earned in the reinsurance segment increased 27.4% from $11.3 million in the six months ended June 30, 2021 to $14.4 million in the six months ended June 30, 2022.

Net claims and claim adjustment expenses

Net claims and claim adjustment expenses in the reinsurance segment increased 21.7% from $6.9 million in the six months ended June 30, 2021 to $8.4 million in the six months ended June 30, 2022. This was primarily driven by a higher net unfavorable development in the prior years’ loss reserves compared to the six months ended June 30, 2021.

Policy acquisition expenses

Policy acquisition expenses in the reinsurance segment increased by 50.0% from $1.8 million in the six months ended June 30, 2021 to $2.7 million in the six months ended June 30, 2022. The policy acquisition expense ratio for the six months ended June 30, 2022 was 18.8% compared to 15.9% for the six months ended June 30, 2021.

Liquidity and Capital Resources

Our principal sources of capital are equity and external reinsurance. The principal sources of funds for our operations are insurance and reinsurance premiums and investment returns. The principal uses of our funds are to pay claims benefits, related expenses, other operating costs and dividends to shareholders.

We have not historically incurred debt. As of June 30, 2022, we had $3.4 million of letters of credit outstanding to the order of reinsurance companies for collateralizing insurance contract liabilities in accordance with reinsurance arrangements.

In 2021, we signed a legally non-binding agreement with the University of California, San Francisco Foundation to contribute an aggregate amount of $1.25 million in five installments over five years to support cancer research projects. As of June 30, 2022, we have paid $0.25 million and the remaining four instalments totaling $1.0 million will be made equally between 2022 and 2025.

We have historically paid regular dividends to our shareholders. The payment of dividends is subject to the discretion of the Company’s board of directors. The board’s evaluation with respect to the payment of dividends will depend on numerous factors, including our results, market conditions, regulatory requirements, contractual obligations, legal restrictions and other factors deemed relevant by the board of directors. The most recent dividends paid per share have been:

March 2019:	$0.04
August 2019:	$0.04
August 2020:	$0.09
March 2021:	$0.17
August 2021:	$0.16
March 2022:	$0.19
June 2022:	$0.01

In May 2022 the Company announced that the board of directors approved a share repurchase program of up to 5 million shares. There is no expiration date for this program. There can be no assurance that the Company will repurchase all 5 million shares pursuant to this authorization or as to the timing of any purchases. As of June 30, 2022, the Company repurchased 15,665 shares with a cost of $0.1 million. The board of directors also announced an intention to declare quarterly dividends, subject to the factors described above.

Our overall capital requirements are based on regulatory capital adequacy and solvency margins and ratios imposed by the Bermuda Monetary Authority, the Financial Conduct Authority (FCA) and the Prudential Regulation Authority of the Bank of England (PRA) in the United Kingdom and the Malta Financial Services Authority (MFSA). In addition, we set our own internal capital policies. Our overall capital requirements can be impacted by a variety of factors including economic conditions, business mix, the composition of our investment portfolio, year-to-year movements in net reserves, our reinsurance program and regulatory requirements.

Capital position

We are a holding company with no direct source of operating income. We are therefore dependent on our capital raising abilities and dividend payments from our subsidiaries. The ability of our subsidiaries to distribute cash to us to pay dividends is limited by regulatory capital requirements.

Our operations generate cash flow as a result of the receipt of premiums in advance of the time when claim payments are required. Net cash from operating activities, together with other available sources of liquidity, historically has enabled us to meet our long-term liquidity requirements. We expect that net cash from operating activities will enable us to meet our long-term liquidity requirements for at least the next 12 months.

We target group capitalization in excess of A/A- rating requirements under both the AM Best and S&P models, respectively. In addition, we maintain a solvency ratio above 120% of the group capital requirement under the solvency capital rules of the Bermuda Monetary Authority to ensure capital strength, enable opportunistic growth and support a stable dividend policy.

Cash flows

IGI has three main sources of cash flows: operating activities, investing activities and financing activities. The movement in net cash provided by or used in operating, investing and financing activities and the effect of foreign currency rate changes on cash and cash equivalents is provided in the following table:

	Six months ended June 30,
	2022	2021
	($) in millions
Net cash flows (used in) from operating activities after tax	$(13.8)	$58.9
Net cash flows used in investing activities	(0.6)	(1.8)
Net cash flows used in financing activities	(10.5)	(8.6)
Change in cash and cash equivalents	(24.9)	48.5
Effect of foreign currency rate changes on cash and cash equivalents	(3.3)	(1.8)
Net change in cash and cash equivalents	$(28.2)	$46.7

Net cash flows (used in) from operating activities

Net cash flows from operating activities decreased from a net cash inflow of $58.9 million in the six months ended June 30, 2021 to a net cash outflow of $13.8 million in the six months ended June 30, 2022. The net cash outflow for the six months ended June 30, 2022 consisted of $60.9 million generated from operations, reduced by the $74.7 million deployed in investments, net of sale proceeds including term deposits. The net cash inflow for the six months ended June 30, 2021 consisted of $90.1 million generated from operations, reduced by $31.2 million deployed in investments, net of sale proceeds including term deposits.

Net cash flows used in investing activities

Net cash used in investing activities increased from a net cash outflow of $1.8 million in the six months ended June 30, 2021 to a net cash outflow of $0.6 million in the six months ended June 30, 2022. This was primarily due to the addition of office premises and the purchase of intangible assets. The decrease in net cash used in investing activities during the six months ended June 30, 2022 compared to the six months ended June 30, 2021 was primarily due to the comparatively greater purchase of intangible assets in the six months ended June 30, 2021 as compared to the six months ended June 30, 2022.

Net cash flows used in financing activities

Net cash flows used in financing activities increased from a net cash outflow of $8.6 million in the six months ended June 30, 2021 to a net cash outflow of $10.5 million in the six months ended June 30, 2022. The cash outflow from financing activities in the six months ended June 30, 2022 primarily reflected a dividend payment of $9.8 million. The cash outflow from financing activities in the six months ended June 30, 2021 primarily reflected a dividend payment of $8.3 million.

Trend Information

Other than as disclosed elsewhere in this “Management’s Discussion and Analysis,” we are not aware of any trends, uncertainties, demands, commitments or events for the current fiscal year that will have a material effect on our net revenues, income, profitability, liquidity or capital reserves, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

Investments

Our primary investment objectives are to ensure capital preservation by mitigating credit risk and interest rate risk in the overall portfolio, maintain sufficient liquidity to meet estimated operational needs and generate an optimal yield throughout the economic and market cycles. We purchase securities that we believe are attractive on a relative value basis and seek to generate returns in excess of predetermined benchmarks. Our investment strategy has historically been established by our investment team and has historically been approved by our board of directors. The strategy is comprised of high-level objectives and prescribed investment guidelines which govern asset allocation. In accordance with our investment guidelines, we maintain certain minimum thresholds of cash, short-term investments, and highly-rated fixed maturity securities relative to our consolidated net reserves and estimates of probable maximum loss exposures at the 1 in 100 year threshold to provide necessary liquidity in a wide range of reasonable scenarios. As such, we structure our managed cash and investment portfolio to support policyholder reserves and contingent risk exposures with a liquid portfolio of high quality fixed-income investments with a comparable duration profile.

We manage most of our investment portfolio in-house, with the exception of approximately $18.1 million which is managed by a third party investment advisor. Our investment team is responsible for implementing the investment strategy as set by the investment committee of management and routinely monitors the portfolio to ensure that these parameters are met.

The fair value of our investments, cash and cash equivalents and restricted cash as of December 31, 2021 and June 30, 2022 was as follows:

	Fair Value
Asset Description	June 30, 2022	December 31, 2021
	($) in millions
Fixed income securities	$472.9	$420.9
Fixed and call deposits	247.3	305.9
Cash at banks and held with investment managers	121.8	116.2
Equities	30.2	34.9
Real estate	21.5	22.0
Alternative funds	12.1	14.4
Total	$905.8	$914.3

The following table shows the distribution of bonds and debt securities with fixed interest rates according to the international rating agencies’ classifications as of June 30, 2022:

Rating Grade	Bonds	Unquoted Bonds	Total
	($) in millions
AAA	$4.7	—	$4.7
AA	43.7	—	43.7
A	280.6	—	280.6
BBB	136.8	—	136.8
BB	1.2	—	1.2
B	0.2	—	0.2
Not Rated	3.5	2.2	5.7
Total	$470.7	2.2	$472.9

The following table shows the distribution of bonds and debt securities with fixed interest rates according to the international rating agencies’ classifications as of December 31, 2021:

Rating Grade	Bonds	Unquoted Bonds	Total
	($) in millions
AAA	$3.3	—	$3.3
AA	20.8	—	20.8
A	220.3	—	220.3
BBB	166.8	—	166.8
BB	7.0	—	7.0
B	0.2	—	0.2
Not Rated	—	2.5	2.5
Total	$418.4	2.5	$420.9

The following table summarizes our investment results as of June 30, 2021 and 2022:

	As of December 31,			As of June 30,
	2021	2020	2019	2022	2021
	($) in millions, unless otherwise specified
Average investments, at cost(1)	$826.5	$667.0	543.4	$915.0	$787.2
Average investments and cash portfolio excluding cash and bank balances, at cost	665.9	525.5	418.3	770.0	645.0
Total investment income(2)	$8.7	$8.5	13.0	$4.2	$9.7
Percent earned on average investments(3)	1.1%	1.3%	2.4%	0.9%	2.5%
Minus Realized gain on investments(4)	0.3	1.2	0.3	—	0.2
Minus Realized (loss) gain on investment properties	—	(0.2)	0.7	—	—
Minus Unrealized (loss) gain on investments(5)	3.1	(0.2)	1.6	(3.1)	2.1
Minus Fair value loss on investment properties	(1.3)	(2.0)	(0.3)	(0.5)	(0.8)
Minus Expected credit losses on investments(6)	(0.2)	(0.3)	—	(0.7)	—
Minus Share of profit (loss) from associates	(7.3)	(1.5)	(0.4)	—	0.3
Total investment income, net(7)(9)	$14.1	$11.5	11.1	$8.5	$7.9
Investment yield (a)(8)	1.7%	1.7%	2.0%	1.9%	2.0%
Investment yield (b) (9)	2.1%	2.2%	2.7%	2.2%	2.4%

(1)	Includes investments, investment properties, investments in associates, cash and bank balances and term deposits.

(2)	Total investment income is comprised of income from interest, dividends, gains and losses from investments and investment properties, change in the unrealized investment gains/losses, fair value gains/losses on investment property, share of profit from associate companies in the business of commercial leasing, impairments and expected credit losses on investments and investment custodian fees and other investment expenses.
(3)	Reflects total investment income divided by average investments at cost.
(4)	Net realized gains and losses on investments is comprised of realized gains and losses on the sale of bonds at fair value through other comprehensive income, plus fair value changes of financial assets at fair value through profit and loss.
(5)	Unrealized gains (losses) on investments includes unrealized losses on revaluation of financial assets at fair value through profit and loss.
(6)	Expected credit losses on investments include an allowance for expected credit losses (ECLs) for debt instruments not held at fair value through profit or loss.
(7)	Represents net investment income and share of profit (loss) from associates, net of (1) net realized gains (losses) on investments, (2) realized gains (losses) on investment properties, (3) unrealized gains (losses) on investments, (4) fair value gains (losses) on investment properties, (5) expected credit losses on investments, and (6) share of profit (loss) from associates.
(8)	Represents total investment income, net divided by average investments at cost.
(9)	Represents total investment income, net divided by average investments and cash portfolio excluding cash and bank balances, at cost.

For comparison, the following are the coupon returns for the Barclays U.S. Aggregate Bond Index and the dividend returns for the S&P 500® Index as of June 30, 2022:

	As of December 31,			As of June 30,
	2021	2020	2019	2022
Barclays US Aggregate Bond Index	2.4%	2.8%	3.2%	1.7%
S&P 500® Index (dividend return)	1.3%	1.5%	2.6%	2.5%

The cost or amortized cost and carrying value of our fixed-maturity investments as of June 30, 2022 is presented below by contractual maturity. Actual maturities could differ from contractual maturities because borrowers may have the right to call or prepay certain obligations with or without call or prepayment penalties.

	As of June 30, 2022
	Cost	Carrying Value
	($) in millions
2022	13.7	13.4
2023	36.5	35.3
2024	69.5	66.0
2025	124.4	118.4
2026	114.3	104.7
2027	48.5	43.7
2028	31.3	27.5
2029	24.2	21.2
2030	6.1	5.3
2031	10.9	9.2
2032	2.0	1.5
2033	0.1	0.1
2055	3.8	3.0
2059	0.5	0.4
2060	10.0	8.2
2061	10.6	7.5
2070	5.3	4.6
2090	2.0	1.4
2100	2.0	1.6
Total	$515.7	$472.9

There are no investments with contractual maturities in the years not mentioned in the schedule above.

The cost or amortized cost and carrying value of our fixed-maturity investments as of December 31, 2021 is presented below by contractual maturity. Actual maturities could differ from contractual maturities because borrowers may have the right to call or prepay certain obligations with or without call or prepayment penalties.

	As of December 31, 2021
	Cost	Carrying Value
	($) in millions
2022	43.9	44.5
2023	27.0	27.3
2024	51.4	51.7
2025	78.4	78.6
2026	89.8	89.7
2027	25.6	26.4
2028	22.9	23.4
2029	24.2	24.3
2030	6.1	6.2
2031	10.9	10.8
2032	2.0	2.0
2033	0.1	0.1
After 2033	34.2	35.9
Total	$416.5	$420.9

Reinsurance

We follow customary industry practice of reinsuring a portion of our exposures in exchange for paying reinsurers a part of the premiums received on the policies we write. Our reinsurance program enhances the quality of our core operations by reducing exposure to potential catastrophe and other high severity losses, limiting volatility in underwriting performance, and providing us with greater visibility into our future earnings. Although reinsurance does not legally discharge an insurer from its primary liability for the full amount of the policies, it does make the assuming reinsurer liable to the insurer to the extent of the reinsurance coverage. We monitor the financial condition of our reinsurers and place our coverages only with generally financially sound carriers. Reinsurance coverage and retentions vary depending on the line of business, location of the risk and nature of loss. Our reinsurance purchases include the following:

●	Property reinsurance treaties — We purchase property reinsurance to reduce our exposure to large individual property losses and catastrophe events. The following is a summary of significant property reinsurance treaties in effect as of June 30, 2022. Our property per risk reinsurance generally covers losses between an average entry point in excess of $8.75 million up to $35.0 million probable maximum loss (PML). PML error is purchased beyond this limit for a further $47.5 million. Our catastrophe reinsurance purchase is $80.0 million with a reinstatable limit above an entry point of $10 million.

●	Professional lines reinsurance treaties — We purchase professional lines reinsurance to reduce our exposure to large losses. A significant treaty is in effect as of January 1, 2022 providing us with two layers of protection. The 1st layer provides coverage for losses in excess of $2.5 million and is 35% placed, and the 2nd layer provides coverage for losses in excess of $5 million and is 80% placed. In addition, we place further reinsurance of 20% on a Quota Share basis for our London office written professional indemnity policies and our London / Bermuda office issued director and officer policies.

●	Other reinsurance — Depending on the operating unit, we purchase specific additional reinsurance to supplement the above programs.

Our reinsurance strategy is generally driven by our objective to maximize risk adjusted returns and informed by our capital position and cost of reinsurance coverage. We buy property reinsurance to reduce exposure to large individual property losses and catastrophe events. We buy professional lines reinsurance to reduce exposure to large liability losses. We purchase facultative and other reinsurance to balance our book of business and optimize our returns. We monitor the reinsurance market closely and at times will cede a greater proportion of our premiums if the availability and cost of reinsurance improves the overall risk and profitability profile of our business. Conversely, when the reinsurance markets are less attractive, we will seek to retain a greater portion of the premiums we write. Our reinsurance purchasing strategy impacts our financial results as our net premiums may increase or decrease depending on our reinsurance program.

We buy our professional lines reinsurance on a “risk attaching” basis. Under risk attaching treaties, all claims from policies incepting during the year of the reinsurance contract are covered even if they occur after the expiration date of the reinsurance contract. If we are unable to renew or replace our existing reinsurance coverage, protection for unexpired policies would remain in place until their expiration. In such case, we could revise our underwriting strategy for new business to reflect the absence of reinsurance protection. Property catastrophe reinsurance is generally placed on a “losses occurring basis,” whereby only claims occurring during the year are covered. If we are unable to renew or replace these reinsurance coverages, unexpired policies would not be protected, and therefore we would seek to purchase run off coverage.

Reinsurance Recoverables

At June 30, 2022, approximately 90.3% of IGI’s reinsurance recoverables on unpaid losses (not including ceded unearned premiums) of $157.9 million were due from carriers which had an A.M. Best rating of “A-” or better. The largest reinsurance recoverables from any one carrier was approximately 7.9% of total shareholders’ equity available to IGI at June 30, 2022.

The following table shows our top 5 reinsurers as of June 30, 2022, their credit rating as of June 30, 2022, and the reinsurance recoverable from such reinsurers as of both June 30, 2022 and December 31, 2021 (dollars in millions):

Reinsurer	Rating	Reinsurance Recoverable at June 30, 2022	Reinsurance Recoverable at December 31, 2021
Hannover Re. – Germany	A+	$31.1	$40.3
Transatlantic Reinsurance Company – UK	A+	$11.6	$8.2
Eurasia Ins Co - Kazakhstan	B++	$8.6	$2.2
Swiss Re Europe S.A. – Germany	A+	$8.6	$8.5
Argo Re – Bermuda	A–	$8.3	$12.4
Total		$68.2	$71.6

Reserves

Reserving Results & Development

As paid and incurred claims experience develops, our reserves are adjusted depending on how the actual development compares to that expected. This forms part of the regular reserving process, with the adequacy of reserves reviewed on a quarterly basis. If the claims experience is positive relative to expectations, the excess reserve is released in the year under review. Conversely, reserve deficiencies result in a negative charge to the current year profits.

The following table provides a reconciliation of the beginning of period and end of period reserves for the six months ended June 30, 2022, and demonstrates the reserve surplus and deficiencies recognized over this period.

IGI Booked Reserves

IGI Booked Reserves	Six months ended June 30,
($) in millions	2022
Net outstanding claims at beginning of period	$393.6
Net provision for claims and claims expenses:
Claims occurring during the current period	90.1
Provided during the period related to prior accident years	(23.1)
Total	$460.6
Net payments for claims
Current period	1.3
Prior years	51.7
Total	$53.0
Gross Case Reserves, IBNR and ULAE	565.5
Ceded Case Reserves, IBNR & ULAE	(157.9)
Net Case Reserves, IBNR and ULAE	$407.6

The following table sets out our claims reserving provisions including ULAE as of December 31, 2021 and as of June 30, 2022:

Change in Case Reserves, IBNR and ULAE

($) in millions	As of June 30, 2022	As of December 31, 2021	Difference
Gross Reported Case Reserve	$258.6	$306.9	$(48.3)
Reinsurance Reported Case Reserve	78.7	120.3	(41.6)
Net Reported Case Reserve	179.9	186.6	(6.7)
Net IBNR Reserves & ULAE	227.7	207.0	20.7
Net outstanding claims	$407.6	$393.6	$14.0

During the six months ended June 30, 2022, net ultimate losses increased by $90.1 million for accident year 2022 and decreased by $23.1 million for accident year 2021 and prior accident years. The decrease was split between $17.2 million for the long-tail business and $8.1 million for the short-tail lines. Assumptions for future inflation have changed to reflect the increase in costs of goods and some services and an anticipated knock-on change in wage related costs. The ultimates for the reinsurance book increased by $2.3 million. The decrease in the long-tail book was primarily due to the strengthening of the U.S. Dollar, our reporting currency, against other currencies specifically for the professional lines that are dominated by the Pound Sterling. The decrease in the short-tail book was driven by favorable claims experience. The increase in the reinsurance business is driven by adverse movement related to the 2021 accident year for the proportional line.

Reserve releases/strengthening

Best Estimate: IGI’s actuarial recommended reserve is a “best estimate” of the outstanding (unpaid) claims liabilities (the Actuarial Best Estimate). This is intended to represent the mathematical expected value of the distribution of reasonably foreseeable outcomes of the unpaid liabilities. The best estimate does not knowingly contain any prudence or bias in either direction. While the estimates are likely to change as future experience emerges, any changes would only arise as a result of experience being better or worse than current expectations, or from changes in our view of the market. These changes will not be as a result of gradual release of implicit or explicit margins as our results contain no margins.

Booked Reserves: The reserving committee is responsible to the board of directors for the governance of the reserving process and for the recommendation of the quantum of claims reserves to be booked. Key inputs to the committee include but are not limited to the quarterly Actuarial Reserve Review, presented by the Group Chief Actuary, discussions with the heads of claims, reinsurance and underwriting and findings of external actuarial reviews. The booked reserves may differ from the actuarial best estimate.

Time value of money: As of the date hereof, the reserves (determined under IFRS 4) make no explicit allowance for the time value of money (i.e. reserves are not discounted)

Reserve Strengthening/Reserving Release: Reserve strengthening is the term used when the reserves established previously are no longer considered sufficient and are increased. The reserve strengthening will give rise to a charge against profits during that reporting year, reducing the profit for that year, possibly giving rise to an overall loss. Reserve release has the opposite effect.

The table below indicates that during the six months ended June 30, 2022, IGI has recorded reserving releases (item (C)).

Increases in Reserves/Decreases in Reserves: The size of reserves is determined by many factors. Key drivers that cause increases in the volume of reserves held include:

●	An increase in the volume of business written;

●	A change in the mix of business written toward business that takes a longer period to settle;

●	Incidence of large risk or natural catastrophes; and

●	Reserve strengthening.

As of June 30, 2022, IGI had $227.7 million of incurred but not reported (IBNR) loss reserves including ULAE, net of reinsurance.

Change in IGI Booked Net IBNR & ULAE	Six months ended June 30,
($) in millions	2022
Carrying Balance of IBNR Reserves in Balance Sheet beginning balance (A)	$207.0
Subsequent Movement in Following Financial year:
IBNR Reserves moved to Incurred Reserves (B)	(35.7)
IBNR Reserves release pertaining to prior years (C)	(23.1)
IBNR Reserves added for new accident year (D)	79.5
Net Charge to P/L (B+C+D)= (F)	$20.7
Carrying Balance of IBNR Reserves in Balance Sheet ending balance (A+F)	$227.7

Ultimate Claims Development

The table below shows the development of IGI’s net ultimate losses and loss adjustment expenses by accident year.

($) in millions	Initial	1+	2+	3+	4+	5+	6+	7+	8+	9+	10+	Net Premiums Earned
2012	100.1	88.1	78.1	81.5	77.3	77.8	76.8	71.6	71.6	71.7	73.1	148.4
2013	123.6	121.7	120.6	117.1	109.5	107.7	107.6	107.3	107.1	105.5		180.6
2014	115.9	90.1	79.2	73.3	70.1	66.8	65.6	65.5	66.2			189.5
2015	92.9	87.0	79.8	75.3	73.1	72.6	71.9	72.6				155.8
2016	98.8	94.1	90.1	85.4	89.2	89.2	89.6					157.9
2017	110.3	117.2	116.4	113.9	112.0	113.3						146.7
2018	94.3	105.0	108.5	113.0	104.8							183.3
2019	124.4	115.7	100.1	103.9								215.5
2020	157.8	155.6	151.4									283.5
2021	192.3	175.4										345.2
2022	90.0											183.0

For additional information about our reserves and reserves development, see Note 7 to IGI’s consolidated financial statements as of and for the year ended December 31, 2021.

Significant accounting judgements, estimates and assumptions

There have been no material changes to the significant accounting judgements, estimates and assumptions described in “Item 5 — Operating and Financial Review and Prospects — Significant accounting judgements, estimates and assumptions” in the Company’s annual report on Form 20-F for the year ended December 31, 2021.